Exhibit 99.3
Shinhan Financial Group resolved to pay cash dividends

On February 7, 2013, the Board of Directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2012, subject to the shareholders’ approval.

Total Dividend Amount
1) Dividend amount for common stocks: KRW 331,939,710,900

(KRW 700 per share, 14% of par value and 1.8% of market price of common stock)

2) Dividend amount for preferred stocks: KRW 61,938,000,000
3) Total dividend amount: KRW 393,877,710,900

The dividend payment must be approved by the Annual General Shareholders’ Meeting (hereafter “AGM”) and the details may change subject to results of the audit and the AGM.